SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2004

                        Commission File Number: 000-21742

                              Stolt Offshore S.A.
                  ---------------------------------------------
                 (Translation of registrant's name into English)



                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                          ----------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     The information furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (No. 333-86288) of Stolt Offshore S.A. (the "Company") and to be a part of such registration statement from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

     On November 9, 2004, our wholly owned subsidiary, Seaway (UK) Limited, entered into a new $350 million multicurrency revolving credit and guarantee facility with a consortium of banks, led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, will be used (i) to refinance the Company's existing credit facilities, including a $440 million secured multi-currency revolving credit facility, a $55/$45 million credit/guarantee facility, a $44 million secured guarantee facility, a $100 million secured bank guarantee facility and a $50 million unsecured bonding facility; and (ii) for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements.

          The facility provides for revolving loans of up to $175 million during the first three years, up to $150 million for the fourth year reducing to $125 million for the fifth year until November 9, 2009. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility to be less than 120%. Borrowings under the facility may be made in minimum increments of $5 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility. At final maturity, all performance guarantees must either expire on or before May 9, 2011 or be replaced or cash collateralized.

     As of November 10, 2004, $60 million had been drawn under the part of the facility available for cash advances and $94 million of guarantees issued under the part of the facility available for guarantee issuances. The amounts drawn under the facility are guaranteed by the Company and all of its material operating companies and ship owning companies. The facility is secured by a first priority mortgage on most group vessels owned by such ship owning guarantors, as well as an assignment of earnings, insurances and requisition compensation with respect to such vessels. The value of the vessels pledged in support of the facility as of the close of such facility is approximately $500 million. The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Company must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. The facility also contains negative pledges with respect to accounts receivable and cash.

     Interest on the facility is payable at LIBOR plus a margin which will be linked to the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization and which may range from 1.0% to 2.375% per year. The fee applicable for performance guarantees will be linked to the same ratio and may range from 0.5% per year to 1.1875% per year.

         The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) which are customary for transactions of this

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nature and consistent with past practice and such covenants specifically, without limitation, limit disposal of the pledged vessels, mergers or transfers, granting of encumbrances on pledged property, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

     The facility also contains events of default which include payment defaults (subject to a 3 day grace period), breach of covenants, breach of operational covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, final judgments, cross-defaults to other indebtedness in excess of $5 million, change of our executive management, failure to maintain exchange listing, material adverse change, auditor's qualification, repudiation and material litigation.

     Attached herewith is a press release, dated November 9, 2004, announcing the completion of the Company's debt and guarantee refinancing.

     Certain statements contained in the information furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             STOLT OFFSHORE S.A.


Date: November 18, 2004                  By: /s/Alan B. Winsor
                                             ----------------------------------
                                             Name:  Alan B. Winsor
                                             Title: Attorney-in-Fact